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SECURITIES AND EXCHANGE COMISSION
WASHINGTON, DC 20549

FORM 12b-25

OMB Number 3235-0058
Commission File Number 1-10441
CUSIP Number 827056-10-2

NOTIFICATION OF LATE FILING

(Check One):	/x/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form N-SAR

	For Period Ended:	June 30, 2001
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Silicon Graphics, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
1600 Amphitheatre Parkway Address of Principal Executive Office (Street and Number)
Mountain View, California 94043-1351 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Form 10-K has not been completed by the due date because the Registrant requires additional time to finalize its audited financial statements for the year ended June 30, 2001. The Registrant issued the attached press release on July 26, 2001 announcing its fourth quarter and full year results for that fiscal year. The Registrant expects that it will file the Form 10-K no later than October 15, 2001 and that the financial statements contained in such filing will be consistent with its publicly announced results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sandra Escher (Name)	(650) (Area Code)	933-3009 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/x/ Yes / / No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes / / No
If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued the press release, attached hereto as Attachment 1, on July 26, 2001 announcing its fourth quarter and full year results for that fiscal year. The Registrant expects that its financial statements contained on the Form 10-K will be consistent with its publicly announced results.
Silicon Graphics, Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 1, 2001	By	/s/ JEFFREY V. ZELLMER Jeffrey V. Zellmer Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Attachment 1
SGI Reports Fourth Quarter Results

Company Responds to Economic Environment

MOUNTAIN VIEW, Calif., (July 26, 2001)-SGI (NYSE: SGI), the world's leader in high performance computing, complex data management and visualization solutions, today announced results for its fourth fiscal quarter which ended June 30, 2001.

Revenue for the fourth quarter was $432 million. On a proforma basis, excluding divested businesses, this represents a 16% decrease from the same period a year ago. The operating loss for the fourth quarter was $69 million. The company had additional charges of $138 million related to restructuring and other special charges.

Overall, the company posted a net loss of $232 million, or $1.20 per share, compared with a net loss on a proforma basis excluding divested businesses of $614 million, or $3.31 per share, for the same period one year ago.

Revenue for fiscal year 2001 was $1.9 billion, compared with $2.1 billion for fiscal year 2000 on a proforma basis excluding divested businesses. Net loss for the year was $493 million, or $2.59 per share, compared with a net loss of $900 million, or $4.90 per share, for fiscal year 2000. The net loss for fiscal year 2001 includes $139 million in restructuring and other special charges.

As of June 30, 2001, unrestricted cash, cash equivalents and marketable investments were $126 million compared with $118 million for the previous quarter and $258 million for the same quarter one year ago.

  "As we announced on July 9th, revenue levels were within expectations," said Bob Bishop, Chairman and CEO. "However, booking levels during the quarter were softer than expected and as a result we are taking immediate action."

  "SGI remains committed to its mission of serving technical and creative customers. In the near term, the company is focusing on three key priorities. First, we are resizing our business to reduce our operating breakeven point to $375 million in quarterly revenue and will begin to realize the benefits in the December quarter. Second, we are already moving into deeper restructuring and have begun by making several key changes in our field organization. Third, and most importantly, we are taking a number of steps to continue to protect and improve our cash position," Bishop said.

As a part of its restructuring, the company announced that Anthony Robbins, President of Silicon Graphics Federal, will manage all field operations within North America. The company also named Steve Coggins as its new Senior Vice President for its European field organization. Coggins, who has just joined SGI, has previously worked for Amdahl, IBM and British Aerospace in Europe. Both appointments are effective immediately.

SGI will conduct a conference call today at 2:00 p.m. PDT to provide additional details. The dial-in number is: 800-289-0518 and the webcast site is www.sgi.com or www.streetfusion.com. An audio replay of this call will be available after 5 p.m. PDT today at 888-203-1112 (passcode: 468953). All links to the archived webcast and audio replay are available through SGI's web site at www.sgi.com/company      info/investors.

Proforma results for the fourth quarter and FY 2000 exclude the results of both MIPS Technologies, Inc. and the Cray product line, which were divested in FY 2000.

About SGI

    SGI, also known as Silicon Graphics, Inc., is a technology solutions provider with a broad range of high-performance computing, advanced graphics, and consulting services that enable its technical and creative customers to maintain a competitive advantage in their core businesses. Whether being used to design and build safer cars and airplanes, discover new medications and oil reserves, helping us understand and better predict the weather, or entertain us with thrilling movie special effects, SGI systems and expertise are empowering a world of innovation and discovery. The Company, which is located on the Web at www.sgi.com, is headquartered in Mountain View, Calif., and has offices worldwide.

Safe Harbor Statement

    This news release contains forward-looking statements regarding our business, objectives, financial condition and future performance. These forward-looking statements are subject to risks and uncertainties detailed from time to time in the Company's SEC filings, including its report on Form 10-Q for the quarter ended March 31, 2001. These include the risks of the Company's ability to achieve and sustain its current or higher levels of revenue, higher gross margins, reduced operating expenses, and sufficient operating cash. These risks and uncertainties could cause actual results to differ materially from those expressed or implied in such forward-looking statements.

SILICON GRAPHICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Three Months Ended			Twelve Months Ended
	June 30, 2001	June 30, 2000		June 30, 2001	June 30, 2000
Product and other revenue	$276,657	$385,282		$1,222,561	$1,688,859
Service revenue	154,843	148,769		631,900	642,275

Total revenue	431,500	534,051		1,854,461	2,331,134
Costs and expenses:
Cost of product and other revenue	163,839	216,064		738,436	962,309
Cost of discontinued product line	18,519 (1)	—		18,519 (1)	66,203 (2)
Cost of service revenue	116,960	129,203		490,758	475,013
Research and development	59,508	67,727		236,240	301,248
Selling, general and administrative	160,401	188,152		698,225	785,196
Other operating expense	119,393 (3)	(8,000	)(4)	120,418 (3)	102,861 (4)

Total costs and expenses	638,620	593,146		2,302,596	2,692,830

Operating loss	(207,120)	(59,095)		(448,135)	(361,696)
Interest and other income (expense), net	(8,129)	4,226		(15,112)	(20,188)
Other non-recurring income (expense), net	(359)	—		(2,908)	—

Loss before income taxes	(215,608)	(54,869)		(466,155)	(381,884)

Income tax provision	16,236	552,722		26,888	447,660

Net loss	$(231,844)	$(607,591)		$(493,043)	$(829,544)

Net loss per common share — basic and diluted	$(1.20)	$(3.27)		$(2.59)	$(4.52)
Common shares outstanding — basic and diluted	192,814	185,573		190,338	183,528

(1)
Represents a charge for inventory costs related to the discontinuation of the Pentium 3-based product line for the three and twelve month periods ended June 30, 2001.

(2)
Represents a charge for inventory and service costs related to the discontinuation of the NT product line for the twelve month period ended June 30, 2000.

(3)
Represents a net charge for estimated restructuring costs, charges associated with the impairment of assets, consulting fees incurred for the ERP implementation project, and charges associated with a business reorganization for the three and twelve month periods ended June 30, 2001.

(4)
Represents a change in previously estimated restructuring costs in the three-month period ended June 30, 2000 and a net charge for estimated restructuring costs in the twelve month period ended June 30, 2000.

SILICON GRAPHICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2001	June 30, 2000
ASSETS
Current assets:
Cash and cash equivalents	$123,129	$251,811
Short-term marketable investments	2,978	6,270
Short-term restricted investments	74,036	—
Accounts receivable, net	354,026	347,515
Inventories	205,152	181,594
Prepaid expenses and other current assets	94,387	133,119

Total current assets	853,708	920,309
Restricted investments	2,817	126,408
Net property and equipment	268,944	466,726
Other assets	157,560	325,768

	$1,283,029	$1,839,211

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$167,053	$147,366
Accrued compensation	114,162	79,289
Income taxes payable	30,561	54,478
Other current liabilities	335,121	287,623
Deferred revenue	265,246	292,772

Total current liabilities	912,143	861,528
Long-term debt	288,664	354,296
Other liabilities	107,505	30,837
Total stockholders' equity (deficit)	(25,283)	592,550

	$1,283,029	$1,839,211

QuickLinks

Attachment 1 SGI Reports Fourth Quarter Results
SILICON GRAPHICS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands except per share amounts)
SILICON GRAPHICS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)